Exhibit 4.2

STATEMENT REGARDING RESTRICTIONS ON

TRANSFERABILITY OF SHARES OF COMMON STOCK

(To Appear On Stock Certificate Or To Be Sent

To Stockholders Issued Shares Without Certificates)

The shares represented by this certificate are subject to restrictions on Beneficial Ownership, Constructive Ownership and Transfer for the purpose of the Corporation’s maintenance of its status as a Real Estate Investment Trust under the Internal Revenue Code of 1986, as amended (the “Code”). Subject to certain further restrictions and except as expressly provided in the Corporation’s charter: (a) no Person may Beneficially Own or Constructively Own shares of the Corporation’s Common Stock in excess of 9.8% (in value or number of shares) of the outstanding shares of Common Stock of the Corporation unless such Person is an Excepted Holder (in which case the Excepted Holder Limit for such Excepted Holder shall be applicable); (b) no Person may Beneficially Own or Constructively Own shares of Capital Stock of the Corporation in excess of 9.8% of the value of the total outstanding shares of Capital Stock of the Corporation, unless such Person is an Excepted Holder (in which case the Excepted Holder Limit for such Excepted Holder shall be applicable); (c) no Person may Beneficially Own or Constructively Own Capital Stock that would result in the Corporation being “closely held” under Section 856(h) of the Code or otherwise cause the Corporation to fail to qualify as a REIT; and (d) other than as provided in the Corporation’s charter, no Person may Transfer shares of Capital Stock if such Transfer would result in the Capital Stock of the Corporation being owned by fewer than 100 Persons. Any Person who Beneficially Owns or Constructively Owns or attempts to Beneficially Own or Constructively Own shares of Capital Stock which causes or will cause a Person to Beneficially Own or Constructively Own shares of Capital Stock in excess or in violation of the above limitations must immediately notify the Corporation. If any of the restrictions on Transfer or ownership are violated, the shares of Capital Stock represented hereby will be automatically transferred to a Trustee of a Trust for the benefit of one or more Charitable Beneficiaries. In addition, upon the occurrence of certain events, attempted Transfers in violation of the restrictions described above may be void ab initio.

Until the Common Stock is Listed, to purchase Common Stock, an individual or fiduciary must represent to the Corporation: (i) that such individual (or, in the case of a fiduciary, that the beneficiary, fiduciary account, grantor or donor who directly or indirectly supplies the funds to purchase the shares) has a minimum annual gross income of $45,000 and a net worth (excluding home, furnishings and automobiles) of not less than $45,000; or (ii) that such individual (or, in the case of a fiduciary, that the beneficiary, fiduciary account, grantor or donor who directly or indirectly supplies the funds to purchase the shares) has a net worth (excluding home, furnishings and automobiles) of not less than $150,000. Until the Common Stock is Listed, each transfer of shares of Common Stock shall comply with the requirements regarding minimum initial and subsequent cash investment amounts set forth in the Corporation’s Registration Statement (No. 333-107066) on Form S-11 as such registration statement has been amended or supplemented as of the date of such issuance or transfer or any lower applicable state requirements with respect to minimum initial and subsequent cash investment amounts in effect as of the date of the issuance or transfer.

All capitalized terms in this legend have the meanings defined in the charter of the Corporation, as the same may be amended from time to time, a copy of which, including the restrictions on Transfer and ownership, will be furnished to each holder of Capital Stock of the Corporation on request and without charge.

2